Exhibit 99.(a)(67)

M E D I A R E L E A S E

ABSA INDEPENDENT OPINION:
CONFIRMS OFFER RATIO MATERIALLY UNFAIR
TO GOLD FIELDS SHAREHOLDERS

Johannesburg, 25 November 2004: Gold Fields Limited (GFI: JSE and NYSE) today announced that independent financial advisor ABSA Corporate and Merchant Bank (“ACMB”), a division of ABSA Bank Limited, has provided its opinion on the fairness of the Offer Ratio, as offered by Harmony to holders of Gold Fields securities.

ABSA has concluded in its written summary dated 24 November that:

“Based on the factors considered and procedures undertaken, and utilising a fixed real gold price in the financial models of R92,000 per kilogram from 1 July 2006 onwards, we are of the opinion that the Offer Ratio offered by Harmony to holders of Gold Fields securities is materially unfair to holders of Gold Fields securities.”

The independent financial advisor formed this view following extensive review and analysis of the offer document, all other publicly available documents and information, other recent business combinations in the global mining sector, and other market valuations.

ABSA was appointed on 18 November 2004 by the Gold Fields board of directors to provide an independent opinion on the fairness of the Offer Ratio in terms of Rule 3.1 of the South African Securities Regulation Code on Takeovers and Mergers.

The Board and management of Gold Fields urge all shareholders to protect value and NOT tender into the Harmony early settlement offer.

Ends

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa   +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa   +1 303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.